Filed Pursuant to Rule 424(b)(3)

Registration No. 333-227067

GREAT AMERICAN LIFE INSURANCE COMPANY

Mailing Address: P.O. Box 5423, Cincinnati OH 45201-5423

Administrative Office: 301 East Fourth Street, Cincinnati OH 45202

Annuity Services: 1-800-789-6771

INDEX SUMMIT 6® ANNUITY

Supplement Dated February 26, 2021

to Prospectus Dated May 1, 2020

This supplement is intended to update certain information in the above-referenced prospectus for the Index Summit 6 Annuity (the “Contract”). All other provisions outlined in the prospectus remain unchanged. Unless otherwise indicated, terms used in this supplement have the same meaning as in the Contract prospectus.

On January 27, 2021, American Financial Group, Inc. announced it had entered into an agreement to sell Great American Life Insurance Company, Great American Advisors, Inc., and certain other of its insurance companies to Massachusetts Mutual Life Insurance Company (the “Transaction”). The Transaction is expected to close in the second quarter of 2021.

The terms and provisions of your Contract will not be changed by the Transaction, and Great American Life Insurance Company will continue to be responsible for the liabilities and obligations of all its outstanding contracts. The transaction will not affect the terms of, or the rights and obligations under, the Contract.

The Transaction will not change the fact that Great American Life Insurance Company is and will remain the issuer of the Contract.

Please also note that, in connection with the transaction, Great American Advisers, Inc. will remain the principal underwriter for the Contracts issued by Great American Life Insurance Company.

If you have any questions about this supplement, please call 1-800-789-6771 or contact your registered representative.

Please retain this supplement for future reference.